Exhibit 99.1

Karooooo Ltd. Announces Pricing of Secondary Public Offering of Ordinary Shares

SINGAPORE, June 12, 2025 Karooooo Ltd. (“Karooooo”) announced the pricing of an underwritten secondary public offering (the “Offering”) of 1,500,000 ordinary shares held by Isaias (Zak) Jose Calisto, Karooooo’s chief executive officer (the “Selling Shareholder”), at a price to the public of $50.00 per ordinary share (the “public offering price”) for total gross proceeds of approximately $75.0 million. The Offering is expected to close on June 13, 2025, subject to customary closing conditions. In addition, the underwriters of the Offering will have a 30-day option to purchase up to an additional 225,000 ordinary shares from the Selling Shareholder at the public offering price. Karooooo’s ordinary shares are listed on the Nasdaq Capital Market under the symbol “KARO.”

Karooooo is not selling any ordinary shares in the Offering and will not receive any of the proceeds from the sale of any ordinary shares by the Selling Shareholder, but will bear the costs associated with the sale of such shares, other than any underwriting commissions, which will be borne by the Selling Shareholder.

Following completion of the Offering, the Selling Shareholder will continue to beneficially own 17,917,958 ordinary shares, or 58.00% (or 17,692,958 ordinary shares, or 57.27% if the option to purchase additional shares is exercised in full) of the 30,893,300 ordinary shares issued and outstanding. In addition, Juan Marais, the Chief Sales Officer of Karooooo, is the beneficial owner of 3,250,793 ordinary shares, or 10.52% of the issued and outstanding shares of Karooooo, through One Spire (Pty) Ltd. (“One Spire”). The Selling Shareholder and One Spire have agreed that if the Selling Shareholder’s beneficial ownership falls to below 51% of the issued and outstanding shares of Karooooo, then One Spire will cast all votes in respect of the ordinary shares that One Spire beneficially owns as directed by the Selling Shareholder.

UBS Investment Bank, William Blair and Standard Bank are acting as joint active lead book-running managers for the Offering. Raymond James is acting as a joint book-running manager for the Offering. Needham & Company is acting as lead manager. Roth Capital Partners is acting as a co-manager for the Offering.

The Registration Statement on Form F-3 relating to these securities has been filed with the Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on July 22, 2024. The Offering is being made only by means of a prospectus and an accompanying prospectus supplement. Before investing, prospective investors should read the prospectus, any accompanying prospectus supplement related to the Offering and the documents incorporated by reference therein for more complete information. Copies of these documents, including the final prospectus supplement, when available, may be obtained at no charge on the SEC’s website at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement, the final prospectus supplement, when available, and the accompanying prospectus may be obtained by contacting UBS Securities LLC at 1285 6th Ave, New York, NY 10019, William Blair & Company, L.L.C., Attention: Prospectus Department, 150 North Riverside Plaza, Chicago, Illinois 60606, by telephone at (800) 621-0687 or by email at prospectus@williamblair.com or The Standard Bank of South Africa Limited at 30 Baker Street, Rosebank, Johannesburg, South Africa 2196 or by telephone at +27 (0)11 344 5725.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Karooooo

Karooooo digitally transforms physical operations by simplifying decision making. Through its cloud platform, Karooooo empowers businesses to conquer operations including fleet maintenance, fuel management and asset utilization, workforce management, logistics, safety, compliance, risk and environmental impact. Karooooo’s differentiated insights and analytics simplify day-to-day operations and enable businesses to decrease costs, increase efficiency, improve safety and strengthen workforce and customer satisfaction.

Karooooo is headquartered in Singapore and services more than 125,000 commercial customers and more than 2,300,000 active subscribers in more than 20 countries globally, as of February 28, 2025.

Media Contact

media@karooooo.com

SOURCE Karooooo